                                           -------------------------------------
                                                       OMB APPROVAL
                                           -------------------------------------
                                           OMB Number:  3235-0145
                                           -------------------------------------
                                           Expires:  December 31, 2005
                                           -------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  Schedule 13D


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)


                                (Amendment No. 2)


                       Environmental Tectonics Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   294092-10-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            William W. Matthews, Esq.
                 Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                             260 South Broad Street
                             Philadelphia, PA 19102
--------------------------------------------------------------------------------
                  (Name, Address And Telephone Number Of Person
                Authorized To Receive Notices And Communications)


                                 April 24, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

______________________________________________________________________________

CUSIP No.   294092-10-1              13D                          Page 2 of 12
______________________________________________________________________________

    1.     NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

                William F. Mitchell(1)
_____________________________________________________________________________

    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]

                                                                (b)  [X]
______________________________________________________________________________

    3.     SEC USE ONLY
______________________________________________________________________________

    4.     SOURCE OF FUNDS*

           (See Item 3 below)
______________________________________________________________________________

    5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6.     CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7. |   SOLE VOTING POWER
   SHARES      |     |       1,469,198 shares of Common Stock
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8. |   SHARED VOTING POWER
 REPORTING     |     |       -0- shares of Common Stock
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9. |   SOLE DISPOSITIVE POWER
               |     |       1,469,198 shares of Common Stock
               |_____|________________________________________________________
               |     |
               | 10. |   SHARED DISPOSITIVE POWER
               |     |       -0- shares of Common Stock
_______________|_____|_________________________________________________________

   11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,469,198(2) shares of Common Stock
______________________________________________________________________________

   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                              [X]
______________________________________________________________________________

   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                20.53%
______________________________________________________________________________

   14.     TYPE OF REPORTING PERSON
                IN
_____________________________________________________________________________

______________________________________________________________________________

CUSIP No.   294092-10-1              13D                          Page 3 of 12
______________________________________________________________________________

    1.     NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

                Pete L. Stephens, M.D.(1)
_____________________________________________________________________________

    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]

                                                                (b)  [X]
______________________________________________________________________________

    3.     SEC USE ONLY
______________________________________________________________________________

    4.     SOURCE OF FUNDS*

           (See Item 3 below)
______________________________________________________________________________

    5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6.     CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7. |   SOLE VOTING POWER
   SHARES      |     |       702,600 shares of Common Stock
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8. |   SHARED VOTING POWER
 REPORTING     |     |       -0- shares of Common Stock
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9. |   SOLE DISPOSITIVE POWER
               |     |       702,600 shares of Common Stock
               |_____|________________________________________________________
               |     |
               | 10. |   SHARED DISPOSITIVE POWER
               |     |       -0- shares of Common Stock
_______________|_____|_________________________________________________________

   11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 702,600 shares of Common Stock
______________________________________________________________________________

   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                              [ ]
______________________________________________________________________________

   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                9.82%
______________________________________________________________________________

   14.     TYPE OF REPORTING PERSON
                IN
_____________________________________________________________________________

______________________________________________________________________________

CUSIP No.   294092-10-1             13D                           Page 4 of 12
______________________________________________________________________________

    1.     NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

                Emerald Advisers, Inc.(1)
                23-2664857
_____________________________________________________________________________

    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]

                                                                (b)  [X]
______________________________________________________________________________

    3.     SEC USE ONLY
______________________________________________________________________________

    4.     SOURCE OF FUNDS*

           (See Item 3 below)
______________________________________________________________________________

    5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6.     CITIZENSHIP OR PLACE OF ORGANIZATION

           Pennsylvania
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7. |   SOLE VOTING POWER
   SHARES      |     |       869,360 shares of Common Stock
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8. |   SHARED VOTING POWER
 REPORTING     |     |       -0- shares of Common Stock
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9. |   SOLE DISPOSITIVE POWER
               |     |       1,442,500 shares of Common Stock
               |_____|________________________________________________________
               |     |
               | 10. |   SHARED DISPOSITIVE POWER
               |     |       -0- shares of Common Stock
_______________|_____|_________________________________________________________

   11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,442,500 shares of Common Stock
______________________________________________________________________________

   12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                              [ ]
______________________________________________________________________________

   13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                20.15%
______________________________________________________________________________

   14.    TYPE OF REPORTING PERSON
                CO
_____________________________________________________________________________

______________________________________________________________________________

CUSIP No.   294092-10-1                 13D                       Page 5 of 12
______________________________________________________________________________

    1.     NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

                ETC Asset Management, LLC(1)
                63-1280098
_____________________________________________________________________________

    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]

                                                                (b)  [X]
______________________________________________________________________________

    3.     SEC USE ONLY
______________________________________________________________________________

    4.     SOURCE OF FUNDS*

           (See Item 3 below)
______________________________________________________________________________

    5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6.     CITIZENSHIP OR PLACE OF ORGANIZATION

           Alabama
______________________________________________________________________________
               |     |
  NUMBER OF    |  7. |   SOLE VOTING POWER
   SHARES      |     |      972,520 shares of Common Stock, of which 437,820
BENEFICIALLY   |     |      shares are issuable upon exercise of warrants.
  OWNED BY     |_____|________________________________________________________
   EACH        |     |
 REPORTING     |  8. |   SHARED VOTING POWER
PERSON WITH    |     |      145,000 shares of Common Stock
               |_____|________________________________________________________
               |     |
               |  9. |   SOLE DISPOSITIVE POWER
               |     |     972,520 shares of Common Stock, of which 437,820
               |     |     shares are issuable upon exercise of warrants.
               |_____|________________________________________________________
               |     |
               | 10. |   SHARED DISPOSITIVE POWER
               |     |      145,000 shares of Common Stock
_______________|_____|_________________________________________________________

   11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,117,520 shares of Common Stock, of which 437,820 shares are issuable upon exercise of warrants.
______________________________________________________________________________

   12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                              [ ]
______________________________________________________________________________

   13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                14.7%. Calculated based on issued and outstanding shares of Common Stock on April 29, 2003, as provided by the Company's Chief Financial officer (7,157,239), increased by the shares to be issued upon the exercise of warrants (437,820) for a total of 7,595,059.
______________________________________________________________________________

   14.    TYPE OF REPORTING PERSON
                OO (Limited Liability Company)
_____________________________________________________________________________

______________________________________________________________________________

CUSIP No.   294092-10-1                 13D                       Page 6 of 12
______________________________________________________________________________


(1) The Filing Persons are submitting this statement to terminate their status as a group in connection with the expiration of a Voting Agreement that the Filing Persons entered into on February 19, 2003. A copy of the Voting Agreement is attached to this statement and is made a part hereof.

(2) William F. Mitchell's wife owns 155,200 shares of Common Stock, all of which Mr. Mitchell disclaims beneficial ownership for purposes of this Statement.

______________________________________________________________________________

CUSIP No.   294092-10-1                 13D                       Page 7 of 12
______________________________________________________________________________


Item 1. Security and Issuer.

     This statement relates to the common stock (the "Common Stock") of Environmental Tectonics Corporation (the "Company"). The Company's principal offices are located at County Line Industrial Park, Southampton, Pennsylvania 18966.

Item 2. Identity and Background.

     (a) This statement is being filed by (i) William F. Mitchell with respect to shares beneficially owned by him; (ii) Pete L. Stephens, M.D. with respect to shares beneficially owned by him, (iii) Emerald Advisers, Inc., a Pennsylvania corporation ("Emerald"), with respect to shares beneficially owned by it; and
(iv) ETC Asset Management, LLC, an Alabama limited liability company ("EAM"), with respect to shares beneficially owned by it. Mr. Mitchell, Dr. Stephens, Emerald and EAM are collectively referred to herein as the "Filing Persons." The undersigned hereby file this statement on Schedule 13D on behalf of the Filing Persons pursuant to Rule 13d-1(k)(1)-(2) under the Securities Exchange Act of 1934, as amended (the "Act"). The Filing Persons are making this single, joint filing to amend Amendment No. 1 to Schedule 13 D filed by the Filing Persons on March 7, 2003, which amended Schedule 13D filed by the Filing Persons on March 3, 2003.

     (b) The business address of Mr. Mitchell and Dr. Stephens is County Line Industrial Park, Southampton, Pennsylvania 18966. The business address of Emerald is 1703 Oregon Pike, Suite 101, Lancaster, Pennsylvania 17601. The business address of EAM is 50 Midtown Park East, Mobile, Alabama 36606.

     (c) Mr. Mitchell's principal occupation is Chief Executive Officer and Chairman of the Board of the Company. Dr. Stephens is a retired physician who was engaged in the practice of medicine for over 30 years and is currently a director of the Company. The principal business of Emerald is that of an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940. EAM is a limited liability company that was formed to own and manage its members' investment in the Company.

     (d) During the last five years, none of the Filing Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

______________________________________________________________________________

CUSIP No.   294092-10-1                13D                        Page 8 of 12
______________________________________________________________________________

     (e) During the last five years, none of the Filing Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of Mr. Mitchell and Dr. Stephens is a citizen of the United
States.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Filing Persons are submitting this statement in connection with a Stockholders Voting Agreement which was entered into on of February 19, 2003 (the "Voting Agreement") and expired by its terms on April 24, 2003. There was no purchase of securities made by the Filing Persons in connection with the Voting Agreement. Accordingly, the requirements of this item are not applicable.

Item 4.  Purpose of Transaction.

     Pursuant to the rules of the American Stock Exchange, any time an issuer contemplates issuing securities that are exercisable or convertible into shares of its Common Stock equal to at least 20% of its issued and outstanding shares of Common Stock, any of which have an exercise price that is less than the greater of book value or the fair market value of the Common Stock, the issuer's shareholders must approve the issuance of such securities. As the Transaction (as defined in Item 6) obligates the Company to issue securities in excess of these limits, the Company must obtain its shareholders' approval of the Transaction. In connection with the closing of the Transaction, the Filing Persons entered into the Voting Agreement, whereby each of the Filing Persons agreed to vote all shares of Common Stock over which each such Filing Person had voting control in favor of the Transaction. The Filing Persons entered into the Voting Agreement because they believed that it was in the best interests of the Company for the Transaction to be consummated. On April 24, 2003, during a Special Meeting of the Company's shareholders called for such purpose, holders representing 99.5% of the votes cast at the meeting approved the Transaction. As a result, in accordance with its terms, the Voting Agreement expired on such date.

______________________________________________________________________________

CUSIP No.   294092-10-1                 13D                       Page 9 of 12
______________________________________________________________________________

Item 5.  Interest in Securities of the Issuer.

     (a) Mr. Mitchell beneficially owns 2,364,550 shares of Common Stock, which constitutes 33.04% of the Common Stock outstanding (based upon 7,157,239 shares of Common Stock issued and outstanding as of April 29, 2003, as reported by the Company's Chief Financial Officer).

     Dr. Stephens beneficially owns 702,600 shares of Common Stock, which constitutes 9.8% of the Common Stock outstanding (based upon 7,157,239 shares of Common Stock issued and outstanding as of April 29, 2003, as reported by the Company's Chief Financial Officer).

     Emerald beneficially owns 1,442,500 shares of Common Stock, which constitutes 20.15% of the Common Stock outstanding (based upon 7,157,239 shares of Common Stock issued and outstanding as of April 29, 2003, as reported by the Company's Chief Financial Officer).

     EAM beneficially owns 1,117,520 shares of Common Stock, which constitutes 14.7% of the Common Stock outstanding (based upon 7,157,239 shares of Common Stock issued and outstanding as of April 29, 2003, as reported by the Company's Chief Financial Officer, plus 437,820 shares of Common Stock issuable upon exercise of warrants).

     (b) Mr. Mitchell has the sole voting power and power to dispose of 1,469,198 shares of Common Stock.

     Dr. Stephens has the sole voting power and sole power to dispose of 702,600 shares of Common Stock.

     Emerald has sole voting power with respect to 869,360 shares of Common Stock and has sole dispositive power with respect to 1,442,500 shares of Common Stock.

     EAM has sole voting power and sole dispositive power with respect to 972,520 shares of Common Stock, 437,820 shares of which are issuable upon exercise of its warrants. EAM shares dispositive power with respect to 17,000 shares of Common Stock with Allied Williams Co., Inc., a Delaware corporation whose business address is 50 Midtown Park East, Mobile, Alabama 36606. Allied Williams Co., Inc. is a holding company that owns and operates diversified services companies. EAM shares dispositive power with respect to 26,900 shares of Common Stock with Equity Management, LLC, an Alabama limited liability company whose business address is 50 Midtown Park East, Mobile, Alabama 36606. Equity Management, LLC, owns and manages various investments. EAM shares voting power and dispositive power with respect to 101,100 shares of Common Stock with
T. Todd Martin, III. Mr. Martin is the manager of EAM. During the last five years, neither Allied Williams Co.,

______________________________________________________________________________

CUSIP No.   294092-10-1                 13D                      Page 10 of 12
______________________________________________________________________________

Inc. nor Equity Management, LLC have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (c) In the past 60 days or since the most recent filing on Schedule 13D by such parties, the parties to this Agreement effected the following transactions:

     On March 11, 2003, Emerald sold a total of 4,300 shares of Common Stock; from April 21, 2003 to April 30, 2003, Emerald sold an additional 3,900 shares of Common Stock; and from March 21, 2003 to April 23, 2003, Emerald purchased 7,500 shares of Common Stock, all as more fully described on Annex A, attached hereto and made a part hereof.

     From April 17, 2003 to April 21, 2003, EAM purchased 34,700 shares of Common Stock and on March 18, 2003, T. Todd Martin, manager of EAM, purchased 3,800 shares of Common Stock, as more fully described on Annex B attached hereto and made a part hereof.

     (d) N/A

     (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Filing Persons are submitting this statement in connection with the expiration of the Voting Agreement that the Filing Persons entered into on February 19, 2003. A copy of the Voting Agreement is attached to this statement and is made a part hereof. Under the terms of the Voting Agreement, each Filing Person agreed to vote his or its shares of Common Stock in favor of the approval and adoption of a series of transactions pursuant to which the Company issued
(i) a $10,000,000 convertible subordinated secured promissory note and (ii) warrants to purchase an aggregate of 803,048 shares of Common Stock (subject to adjustment) (collectively, the "Transaction") at any meeting of the shareholders of the Company at which the Transaction is submitted to a vote of the Company's shareholders.

     In order to ensure such vote, each of the Filing Persons executed and delivered to Mr. Mitchell an irrevocable proxy granting Mr. Mitchell the right to vote all shares of Common Stock now owned or hereafter registered in the name of such parties, provided that, Emerald may

______________________________________________________________________________

CUSIP No.   294092-10-1                13D                       Page 11 of 12
______________________________________________________________________________

transfer any of its shares of Common Stock prior to the termination of the Agreement and such transferred shares shall no longer be subject to the Agreement unless the transferee consents to applicability of the Agreement to such transferred shares. This Voting Agreement and the related proxies relate solely to the approval of the Transaction and are not effective with respect to any other matters presented to the shareholders of the Company for a vote. The Voting Agreement and the proxies remain in effect only until the earlier of (i) June 18, 2003 and (ii) the day immediately following the date of any meeting of the Company's shareholders at which the Transaction is approved by the Company's shareholders. On April 24, 2003, during a Special Meeting of the Company's shareholders called for such purpose, holders representing 99.5% of the votes cast at the meeting approved the Transaction. As a result, in accordance with its terms, the Voting Agreement expired on such date.

Item 7. Material to be Filed as Exhibits.

     Attached hereto as Exhibit 99.1 is a copy of the Voting Agreement.

______________________________________________________________________________

CUSIP No.   294092-10-1                  13D                     Page 12 of 12
______________________________________________________________________________


                                    SIGNATURE

              After reasonable inquiry and to the best of their knowledge and belief, each of the parties set forth below certifies that the information set forth in this statement is true, complete and correct.

Date:    May    , 2003


_________________________________________
          William F. Mitchell


_________________________________________
          Pete L. Stephens, M.D.


EMERALD ADVISERS, INC.

By:  ____________________________________
     Ken Mertz, President


ETC Asset Management, LLC

By:  ____________________________________
     T. Todd Martin, III
     Manager

                                                                         ANNEX A

                                      Date of         Amount of
              Name                  Transaction       Securities    Price Per Share      How Transaction Effected
----------------------------------------------------------------------------------------------------------------------
Emerald Advisers, Inc.            3/11/03 Sell             145            $ 5.80                   AMEX
----------------------------------------------------------------------------------------------------------------------
Emerald Advisers, Inc.            3/11/03 Sell             955            $ 5.80                   AMEX
----------------------------------------------------------------------------------------------------------------------
Emerald Advisers, Inc.            3/11/03 Sell             550            $ 5.80                   AMEX
----------------------------------------------------------------------------------------------------------------------
Emerald Advisers, Inc.            3/11/03 Sell              85            $ 5.80                   AMEX
----------------------------------------------------------------------------------------------------------------------
Emerald Advisers, Inc.            3/11/03 Sell             300            $ 5.80                   AMEX
----------------------------------------------------------------------------------------------------------------------
Emerald Advisers, Inc.            3/11/03 Sell             935            $ 5.80                   AMEX
----------------------------------------------------------------------------------------------------------------------
Emerald Advisers, Inc.            3/11/03 Sell           1,330            $ 5.80                   AMEX
----------------------------------------------------------------------------------------------------------------------
Emerald Advisers, Inc.            3/21/03 Buy              200            $ 5.91                   AMEX
----------------------------------------------------------------------------------------------------------------------
Emerald Advisers, Inc.            3/28/03 Buy              200            $ 5.86                   AMEX
----------------------------------------------------------------------------------------------------------------------
Emerald Advisers, Inc.            3/31/03 Buy              200            $ 5.95                   AMEX
----------------------------------------------------------------------------------------------------------------------
Emerald Advisers, Inc.            4/01/03 Buy              400            $ 5.81                   AMEX
----------------------------------------------------------------------------------------------------------------------
Emerald Advisers, Inc.            4/02/03 Buy              200            $ 5.77                   AMEX
----------------------------------------------------------------------------------------------------------------------
Emerald Advisers, Inc.            4/03/03 Buy              500            $ 5.73                   AMEX
----------------------------------------------------------------------------------------------------------------------
Emerald Advisers, Inc.            4/09/03 Buy            3,000            $ 5.39                   AMEX
----------------------------------------------------------------------------------------------------------------------
Emerald Advisers, Inc.            4/10/03 Buy            1,700            $ 5.27                   AMEX
----------------------------------------------------------------------------------------------------------------------
Emerald Advisers, Inc.            4/11/03 Sell             600            $ 5.21                   AMEX
----------------------------------------------------------------------------------------------------------------------
Emerald Advisers, Inc.            4/21/03 Sell             935            $ 5.64                   AMEX
----------------------------------------------------------------------------------------------------------------------
Emerald Advisers, Inc.            4/21/03 Sell             865            $ 5.63                   AMEX
----------------------------------------------------------------------------------------------------------------------
Emerald Advisers, Inc.            4/22/03 Sell           1,600            $ 5.79                   AMEX
----------------------------------------------------------------------------------------------------------------------
Emerald Advisers, Inc.            4/23/03 Buy              500            $ 5.77                   AMEX
----------------------------------------------------------------------------------------------------------------------
Emerald Advisers, Inc.            4/30/03 Sell             500            $ 5.82                   AMEX
----------------------------------------------------------------------------------------------------------------------

                                                                         ANNEX B

Transactions in Last 60 Days

ETC Asset Management, LLC and T. Todd Martin, III (its manager) have purchased a total of 38,500 shares in the last 60 days as follows:

--------------------------- ---------------------- ----------------------- ---------------------- ----------------------
                                                         Amount of                                        How
                                                         Securities                                   Transaction
       Purchaser             Date of Transaction          Acquired            Price Per Share           Effected
--------------------------- ---------------------- ----------------------- ---------------------- ----------------------
ETC Asset Management, LLC   4/21/03                1,800                   $5.45                  AMEX
--------------------------- ---------------------- ----------------------- ---------------------- ----------------------
ETC Asset Management, LLC   4/21/03                13,200                  $5.60                  AMEX
--------------------------- ---------------------- ----------------------- ---------------------- ----------------------

--------------------------- ---------------------- ----------------------- ---------------------- ----------------------
                                                         Amount of                                        How
                                                         Securities                                   Transaction
       Purchaser             Date of Transaction          Acquired            Price Per Share           Effected
--------------------------- ---------------------- ----------------------- ---------------------- ----------------------
ETC Asset Management, LLC   4/17/03                3,100                   $5.00                  AMEX
--------------------------- ---------------------- ----------------------- ---------------------- ----------------------
ETC Asset Management, LLC   4/17/03                1,900                   $5.00                  AMEX
--------------------------- ---------------------- ----------------------- ---------------------- ----------------------
ETC Asset Management, LLC   4/17/03                1,000                   $5.01                  AMEX
--------------------------- ---------------------- ----------------------- ---------------------- ----------------------
ETC Asset Management, LLC   4/17/03                1,200                   $5.03                  AMEX
--------------------------- ---------------------- ----------------------- ---------------------- ----------------------
ETC Asset Management, LLC   4/17/03                1,200                   $5.04                  AMEX
--------------------------- ---------------------- ----------------------- ---------------------- ----------------------
ETC Asset Management, LLC   4/17/03                1,200                   $5.05                  AMEX
--------------------------- ---------------------- ----------------------- ---------------------- ----------------------
ETC Asset Management, LLC   4/17/03                1,200                   $5.06                  AMEX
--------------------------- ---------------------- ----------------------- ---------------------- ----------------------
ETC Asset Management, LLC   4/17/03                1,300                   $5.07                  AMEX
--------------------------- ---------------------- ----------------------- ---------------------- ----------------------
ETC Asset Management, LLC   4/17/03                2,500                   $5.01                  AMEX
--------------------------- ---------------------- ----------------------- ---------------------- ----------------------
ETC Asset Management, LLC   4/17/03                1,400                   $5.04                  AMEX
--------------------------- ---------------------- ----------------------- ---------------------- ----------------------
ETC Asset Management, LLC   4/17/03                1,400                   $5.05                  AMEX
--------------------------- ---------------------- ----------------------- ---------------------- ----------------------
ETC Asset Management, LLC   4/17/03                2,300                   $5.07                  AMEX
--------------------------- ---------------------- ----------------------- ---------------------- ----------------------

--------------------------- ---------------------- ----------------------- ---------------------- ----------------------
                                                         Amount of                                        How
                                                         Securities                                   Transaction
       Purchaser             Date of Transaction          Acquired            Price Per Share           Effected
--------------------------- ---------------------- ----------------------- ---------------------- ----------------------
T. Todd Martin, III         3/18/03                1,500                   $5.75                  AMEX
--------------------------- ---------------------- ----------------------- ---------------------- ----------------------
T. Todd Martin, III         3/18/03                1,000                   $5.90                  AMEX
--------------------------- ---------------------- ----------------------- ---------------------- ----------------------
T. Todd Martin, III         3/18/03                500                     $5.85                  AMEX
--------------------------- ---------------------- ----------------------- ---------------------- ----------------------
T. Todd Martin, III         3/18/03                400                     $5.74                  AMEX
--------------------------- ---------------------- ----------------------- ---------------------- ----------------------
T. Todd Martin, III         3/18/03                400                     $5.73                  AMEX
--------------------------- ---------------------- ----------------------- ---------------------- ----------------------